Contact:  Charles Dawson
Phone:     973-428-4600



              Five Star Products, Inc. Increases Price to $0.25 and Extends Expiration Date of its Offer To Purchase its Common Stock

New York, March 17, 2004 - Charles Dawson, President of Five Star Products, Inc. (OTCBB: FSPX) today announced that today that it has increased the purchase price to be paid for its common stock to $0.25 per share and extended the expiration date of the tender offer to 5:00 p.m., New York City time, on Wednesday, March 31, 2004, unless further extended. Five Star Products commenced the tender offer on February 6, 2004 to purchase up to 5,000,000 shares of its common stock at a price of $0.21 per share, net to the seller in cash, without interest, and was previously scheduled to expire at 5:00 p.m., on Tuesday, March 16, 2003, under the terms and conditions set forth in Five Star Products' Offer to Purchase and related Letter of Transmittal. As of 5:00 p.m., New York City time on March 16, 2004, approximately 1,500,000 shares have been tendered and not withdrawn. All shares previously tendered to date will also receive the $0.25 per share.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Five Star Products common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase, Letter of Transmittal and other related materials will be available free of charge from Five Star Products. Stockholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Five Star Products is engaged in the wholesale distribution of home decorating, hardware and finishing products. It serves over 3,500 independent retail dealers in twelve states making Five Star Products one of the largest distributors of its kind in the Northeast. The company operates two state-of-the-art warehouse facilities located in Newington, CT and East Hanover, NJ. All operations are coordinated from the Company's NJ headquarters. Five Star Products offers products from leading manufactures such as Cabot Stain, William Zinsser & Company, Dap, General Electric, Stanley Tools, USG, Minwax, and 3M Corporation. The Company's success can be attributed to a continuous commitment to provide customers with the highest level of service at competitive prices.

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The forward-looking statements contained herein relating to Five Star Products reflect Five Star Products' management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of Five Star Products, including, but not limited to the risks and uncertainties detailed in Five Star Products' periodic reports and registration statements filed with the Securities and Exchange Commission.





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